Matthew T. Bush Direct Dial: +1.858.523.3962 Matt.Bush@lw.com	12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
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June 14, 2019	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

James Lopez

Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Exagen Inc.

Draft Registration Statement on Form S-1

Submitted February 1, 2019

CIK No. 0001274737

Dear Mr. Lopez:

We are in receipt of the Staff’s letter dated February 26, 2019 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Exagen Inc. (“Exagen” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. Courtesy copies of this letter and the Amended Registration Statement (marked to show changes to the Registration Statement) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Draft Registration Statement on Form S-1

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

June 14, 2019

Exagen’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

Prospectus Summary, page 1

2.

We note your risk factor on page 12 regarding your promotion strategy and your disclosure on page 1 that: “Combined U.S. sales of SIMPONI® and SIMPONI ARIA®, an intravenous formulation, were approximately $1 billion in 2018.” In connection with your disclosure regarding SIMPONI sales, please describe in greater detail your integrated testing and therapeutics strategy and clarify how you expect sales of Janssen’s products to impact the company’s net revenues.

Exagen’s Response: The Company has revised the disclosure on pages 1, 12, 71, 74, 86, 92 and 104 of the Amended Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 60

3.

Please disclose the approximate amount of proceeds that will be used for each of the indicated purposes. Also revise to clarify the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Exagen’s Response: The Company has revised the disclosure on page 60 of the Amended Registration Statement in response to the Staff’s comment.

Undertakings, page II-4

4.

Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Exagen’s Response: The Company has revised the disclosure on page II-5 of the Amended Registration Statement in response to the Staff’s comment.

June 14, 2019

Exhibit Index, page II-5

5.	Please file as exhibits your Collaboration Agreement with GSK and Master Services Agreement with Horizon Pharma or advise. See Item 601(b)(10) of Regulation S-K..

Exagen’s Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the Collaboration Agreement with GSK (“GSK Agreement”) and Master Services Agreement with Horizon Pharma (“Horizon Pharma Agreement”) are material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The GSK Agreement and the Horizon Pharma Agreement were entered into in the ordinary course of business, and the Company’s business is not substantially dependent on either agreement in any material or substantial respect. Accordingly, for the reasons set forth below, the Company believes that it is not required to file such agreements under either Item 601(b)(10)(i) or 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(i), “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” must be filed as a material contract. In addition, pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials or any… license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” As disclosed in the Registration Statement, part of the Company’s business operations and strategy is to leverage its testing products and the data generated from such tests in collaboration with pharmaceutical companies. The Company disclosed the material terms of the GSK Agreement and the Horizon Pharma Agreement in order to provide investors with a further understanding of the scope and objective of its strategy to leverage its testing products and the data generated from such tests to advance its integrated testing and therapeutics business. However, the GSK Agreement and the Horizon Pharma Agreement were made in the ordinary course as part of this objective and therefore are of the type ordinarily accompanying the kind of business conducted by the Company (i.e., using its testing products to generate test data for pharmaceutical companies). Further, the Company’s business is not “substantially dependent” upon the such agreements because the Company is not materially dependent on any revenue generated from such agreements. As an example, revenue generated under the GSK Agreement and Horizon Pharma Agreement for the year ending December 31, 2018 were $323,583.01 and $5,000, respectively.

Accordingly, the Company is not currently dependent on the GSK Agreement or the Horizon Pharma Agreement in any material or substantial respect and respectfully submits that such agreements are not required to be filed under Item 601(b)(10).

June 14, 2019

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Joanna Lam, Securities and Exchange Commission

Raj Rajan, Securities and Exchange Commission

Brigitte Lippman, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Fortunato Ron Rocca, Exagen Inc.

Kamal Adawi, Exagen Inc.

Charles S. Kim, Cooley LLP